SMART VENTURES, INC.

1066 WEST HASTINGS STREET, SUITE 2610

VANCOUVER, BC V6E 3X2

604.602.1717       604.687.6755 FAX

April 23, 2008

United States Securities

And Exchange Commission

Attention: Carmen Moncada – Terry

                  Mellissa Campbell Duru

                  H. Roger Schwall, Assistant Director

RE: Smart Ventures, Inc.

Form S-1 Amendment 1

Filed April 14, 2008

File No.: 333-150064

Dear Ms. Moncada – Terry, Ms. Duru, and Mr. Schwall:

Below are the responses to your comments on April 22, 2008.

General

1.

We note that on the front page of the registration statement you have not made the necessary entries. Please revise to checkmark the entry that accurately describes the size of your company and also include and entry indicating that the offering is being conducted in reliance on Rule 415 of the Securities Act.

We have made the suggested changes to comply with this comment.

Undertakings

2.

 Please include all of the undertakings required by Item 512 of Regulation S-K without any textual modifications. In this regard, we note that the full text of the undertakings required by Item 512(a)(J)(ii) has not been [provided and that the undertakings required by Item 512(a)(5) and (a)(6) have not been included.

We have completely revised and expanded this section to comply with this comment.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the country-regionplaceUnited States.

Yours truly

Smart Ventures, Inc.

/s/Nadir Walji

    Nadir Walji, President